IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                        IN AND FOR NEW CASTLE COUNTY



ANNETTE ROTI,                         |              Civil Action No. 19707
                                      |
                      Plaintiff,      |
                                      |
         vs.                          |
                                      |
OFFICIAL PAYMENTS                     |
CORPORATION, ANDREW COHAN,            |
THOMAS R. EVANS, JOHN R.              |
HAGGERTY, JOHN D. LEWIS, LEE E.       |
MIKLES, BRUCE S. NELSON, TIER         |
TECHNOLOGIES, INC. and KINGFISH       |
ACQUISITION CORPORATION,              |
                                      |
                      Defendants.     |
-------------------------------------


                        MEMORANDUM OF UNDERSTANDING
                        ---------------------------

         WHEREAS, there is now pending a putative class action lawsuit in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") styled Annette Roti v. Official Payments Corporation, et al., CA No. 19707 (the "Action"), purportedly brought on behalf of a class comprised of the common stockholders of Official Payments Corporation ("OPC" or the "Company") other than Defendants and their affiliates (the "Class") against Defendants OPC, Andrew Cohan, Thomas R. Evans, John R. Haggerty, John D. Lewis, Lee E. Mikles, Bruce S. Nelson, Tier Technologies, Inc. ("Parent") and Kingfish Acquisition Corporation, a wholly-owned subsidiary of Tier ("Purchaser") (collectively "Defendants").

         WHEREAS, Plaintiff's Complaint was filed on June 19, 2002 (hereinafter, the "Complaint");

         WHEREAS, the Complaint challenges a stockholder agreement between Parent and certain OPC stockholders (the "Stockholder Agreement") and a merger agreement (the "Merger Agreement) announced on May 31, 2002 between Parent and OPC, pursuant to which, subject to certain conditions: (i) Parent would conduct a tender offer (the "Tender Offer") to acquire any and all of the outstanding shares of Common Stock of OPC for $3.00 per share, and (ii) Purchaser thereafter will merge with and into OPC, pursuant to which all shares of OPC common stock not theretofore purchased or as to which appraisal rights have not properly been demanded will be converted to the right to receive $3.00 in cash per share, Purchaser will discontinue its separate existence and OPC will become a wholly-owned subsidiary of Parent (the "Merger");

         WHEREAS, the Complaint alleges, among other things, that: (i) Defendants failed to disclose certain allegedly material information in its 14D-9 statement; and (ii) Defendants Parent and Purchaser are prohibited by 8 Del. C. ss. 203 from affecting a business combination with OPC for three years without first obtaining the affirmative vote of 66-2/3% of OPC's disinterested stockholders.

         WHEREAS, plaintiff seeks to enjoin consummation of the Tender Offer;

         WHEREAS, Defendants OPC, and Parent and Purchaser, submitted letters in opposition to the Complaint and plaintiff's motion for expedited proceedings;

         WHEREAS, plaintiff's counsel and Defendants' counsel engaged in arm's-length negotiations concerning a possible settlement of the Action;

         WHEREAS, Defendants maintain that no supplemental disclosures in connection with the Tender Offer or Merger are required and maintain that they have committed no breaches of fiduciary duties or disclosure violations whatsoever, and maintain that plaintiff's claims under 8 Del. C. ss. 203 do not have merit;

         WHEREAS, counsel for the parties have reached an agreement in principle providing for the settlement of the Action between and among plaintiff, on behalf of herself and the putative Class, and Defendants, on the terms and subject to the conditions set forth below (the "Settlement")

         NOW THEREFORE, as a result of the foregoing and the negotiations among counsel to the parties, the parties to the Action have agreed in principle as follows:

         1. Amendment to the Tender Offer. Defendants maintain that they are not required to issue any supplemental disclosures and that they have committed no breaches of fiduciary duties related to price, disclosure or otherwise. Nevertheless, solely in order to settle and resolve this matter, Defendants shall amend the 14D-9 Statement by filing with the SEC an amendment to the 14D-9 (the "Amendment") and shall deliver the Amendment to stockholders by regular mail, as soon as practicable, which Amendment shall be substantially in the form of Exhibit A hereto. The parties, having considered Exhibit A, agree that the Amendment as filed together with the additional information contained in the 14D-9 or incorporated therein by reference will fairly, reasonably and completely disclose all material information necessary and sufficient to enable OPC shareholders to make an informed decision.

         2. Discovery. The parties have agreed to cooperate in such discovery, if any, as is reasonably necessary to confirm the fairness and adequacy of the Settlement contemplated herein, including the production of additional relevant documents and an individual or individuals for interview. Production of documents will be conducted pursuant to a Confidentiality Agreement, the terms of which shall be agreed upon by the parties at a future date. The Settlement shall be subject to completion by plaintiff of confirmatory discovery in the Action reasonably satisfactory to plaintiff's counsel.

         3. Stipulation of Settlement. The parties to the Action will agree upon and execute a Stipulation of Settlement (the "Stipulation") and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the settlement described herein (the "Settlement Documents"). The Stipulation will expressly provide, inter alia, for certification of a non-opt out settlement class pursuant to Delaware Court of Chancery Rules 23(b)(1) and (b)(2) of holders of Common Stock and their successors in interest and transferees, immediate and remote, from May 31, 2002 through and including the effective date of the Merger; for entry of a judgment dismissing the Action with prejudice and without costs; for a complete release and settlement of all past, present or future claims, rights, causes of actions, suits, matters and issues, known or unknown, liquidated or non-liquidated, contingent or absolute, state, federal or foreign, pursuant to statute, rule, regulation, common law or civil law, whether direct, indirect, individual, class, derivative, representative, legal, equitable or any other type, other than statutory appriaisal rights, against Defendants or any of their families, parent entities, affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past, present or future officers, directors, associates, stockholders, members, managers, controlling persons, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators, which have been, or could have been, asserted relating to the Action, the Tender Offer, the Stockholder Agreement, the Merger, the Merger Agreement, and any related transaction (collectively the "Transaction"), the actions of Defendants relating to the Transaction, the related disclosure materials, disclosures, facts and allegations that are or could (insofar as such transactions, disclosures, facts and allegations relate to, or occurred in connection with, the subject matter of the Action) be the subject of the Action or of an action in any federal, state, arbitration or any other tribunal or forum including any claims arising under federal, state or common law, including the federal securities laws; that Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty of any kind; that Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and is in the best interests of OPC and all its shareholders; and that in the event that any claims related to the Transaction or the subject matter of the Action (whether direct, derivative or otherwise) are commenced against any person in any forum, state court, federal court, arbitration or otherwise prior to Final Court Approval of the Settlement, the parties agree to use their good faith efforts to obtain the dismissal or stay in contemplation of dismissal of any such action.

         4. Intention of the Parties. It is the intention of the parties to extinguish all such settled claims and consistent with such settled claims and consistent with such intentions, the releasing parties waive their rights to the extent permitted by state law, federal law or principle of common law, which may have the effect of limiting the release set forth above.

         5. Notice and Court Approval. Subject to prior Court approval of the Stipulation and the form of the Settlement Documents, the parties to the Action will present the Settlement Documents to the Delaware Court of Chancery for approval as soon as practicable following appropriate notice of the proposed Settlement. Plaintiff shall take reasonable steps to file the Stipulation with the Delaware Court of Chancery no later than July 15, 2002. As used herein, "Final Court Approval" of the Stipulation means that the Delaware Court of Chancery has entered an order approving the Stipulation and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for rearguments, appeal or review, by certiorari or otherwise, has expired. Plaintiff's counsel intend to apply to the Delaware Court of Chancery for an award of attorneys' fees and reasonable out-of-pocket disbursements. Subject to the terms and conditions of this Memorandum of Understanding and the contemplated Stipulation, Plaintiffs' counsel will apply for an award of fees and expenses in an aggregate amount not exceeding $175,000, which Defendants will not oppose, to be paid by Defendants to Prickett, Jones & Elliot, if approved by the Court, within 10 days after the later of (i) the effective date of the Merger; and (ii) Final Court Approval. Approval of such fee application shall not be a condition to settlement. No such fees or expenses shall be payable in the absence of Final Court Approval.

         6. Return of Documents. Within 15 days after Final Court Approval, plaintiff's counsel, consistent with the terms of a Confidentiality Agreement, the terms of which shall be agreed upon by the parties at a future date, shall return to the producing party all discovery material produced in the Action by any defendant or third party, and shall not retain any copies or extracts thereof.

         7. Termination. This Memorandum of Understanding and the Settlement Documents are not intended to create any obligation for Parent or Purchaser to consummate the Transaction and shall not modify in any way Parent or Purchaser's rights or obligations under any of the Transaction documents. This Memorandum of Understanding and the Settlement Documents shall be null and void and of no force and effect if: (a) the Merger Agreement is terminated and the Tender Offer or Merger are abandoned; or
(b) the Settlement does not obtain Final Court Approval for any reason. In such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, shall be the subject of Rule 408 of the Delaware Rules of Evidence, and shall not entitle any party to recovery of any costs or expenses incurred in connection with the implementation of the Memorandum of Understanding.

         8. Interim Stay of The Actions. The parties to the Action agree that, except as expressly provided herein, the Action shall be stayed pending submission of the proposed Settlement to the Court for its consideration. Plaintiff's counsel agrees that the Defendants' time to move, answer or otherwise respond to the Complaint and to respond to any discovery propounded is extended without date. No defendant waives any defense based on lack of personal jurisdiction, insufficiency of process or insufficiency of service of process by reason of entry into this Memorandum of Understanding or execution of the Settlement Documents and presentation thereof to the Court. Counsel shall enter into such additional documentation if any as shall be required to effectuate the foregoing agreements.

         9. Counterparts. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

         10. Governing Law. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware's conflict of law rules.

         11. Amendments. This Memorandum of Understanding may be modified or amended only by a writing signed by all the signatories hereto.

         12. Successors. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

         IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of June 26, 2002:

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


OF COUNSEL:                                                  /s/ Ronald A. Brown, Jr.
                                                             ----------------------------------------
                                                             Ronald A. Brown, Jr.
Susman & Watkins                                             Prickett, Jones & Elliott
Two First National Plaza, Suite 600                          1310 King Street, P.O. Box 1328
Chicago, Illinois  60603                                     Wilmington, Delaware  19899

                                                             Attorney for Plaintiff



                                                             /s/ Karen P. Kimmey
OF COUNSEL:                                                  ----------------------------------------
                                                             Karen P. Kimmey
The Bayard Firm                                              Farella Braun & Martel, LLP
222 Delaware Avenue, Suite 900                               Russ Building, 30th Floor
Wilmington, Delaware  19899                                  235 Montgomery Street
                                                             San Francisco, California  94104

                                                             Attorney for Defendants Tier Technologies,
                                                             Inc. and Kingfish Acquisition Corporation



                                                             /s/ Edward P. Welch
                                                             ----------------------------------------
                                                             Edward P. Welch
                                                             Edward B. Micheletti
                                                             Skadden, Arps, Slate, Meagher & Flom LLP
                                                             One Rodney Square
                                                             P.O. Box 636
                                                             Wilmington, Delaware 19899-0636

                                                             Attorney for Defendants Official Payments
                                                             Corporation, Andrew Cohan, Thomas R.
                                                             Evans, John R. Haggerty, John D. Lewis,
                                                             Lee E. Mikles, and Bruce S. Nelson
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